Kare Mobile Incorporated
Statement of Changes in Shareholders' Equity (Deficit)
From May 24, 2017 (Inception) to December 31, 2017
(Unaudited)

	Common Stock		Capital in Excess of Par Value	Retained Deficit	Total Shareholders' Equity (Deficit)
	Shares	Amount			
Balance, May 24, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of shares of common stock	1,500,000	15	1,485		1,500
Net loss				(59,064)	(59,064)
Balance, December 31, 2017	1,500,000	$ 15	$ 1,485	$ (59,064)	$ (57,564)